UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Calamos Asset Management, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12811R104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Alpine Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,035,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,035,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Alpine Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Nicholas V. Tompras
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,035,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,035,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12811R104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, par value $0.01 per share (the “Shares”) of Calamos Asset Management, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is 2020 Calamos Court, Naperville, IL 60563.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i) Alpine Investment Management, LLC, a Missouri limited liability company (“Alpine”);

(ii) Alpine Partners Management, LLC, a Missouri limited liability company (“APM”); and

(iii) Nicholas V. Tompras, as the Chief Executive Officer of Alpine and Managing Member of APM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

 (b)           The address of the principal business of each of the Reporting Persons is 8000 Maryland Ave., Suite 700, Clayton, MO 63105.

(c)           The principal business of Alpine is serving as a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, to invest funds on a discretionary basis on behalf of individually managed separate accounts and partnerships.

APM’s principal business is serving as the sole general partner of VO Partners, L.P., a Delaware limited partnership (“VO Partners”). APM has contracted with Alpine for advisory services for VO Partners.

The principal occupation of Nicholas V. Tompras is serving as the Chief Executive Officer of Alpine and Managing Member of APM.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Alpine and APM are organized under the laws of the State of Missouri. Mr. Tompras is a citizen of the United States of America.

CUSIP NO. 12811R104

Item 3.	Source and Amount of Funds or Other Consideration.

Alpine is a registered investment adviser that acts as direct adviser to certain separately managed accounts and VO Partners. The Shares purchased by Alpine were purchased with working capital of the managed accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,035,603 Shares beneficially owned by Alpine is approximately $11,532,857, including brokerage commissions.  The aggregate purchase price of the 41,000 Shares beneficially owned by APM is approximately $477,494, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 27, 2012, the Reporting Persons delivered a letter (the “July Letter”) to the Board of Directors (the “Board”) of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the July Letter, the Reporting Persons stated their belief that the Shares remain undervalued by the stock market and, based on their analysis, substantial and actionable opportunities exist to significantly enhance shareholder value.  The Reporting Persons further expressed their belief that the current valuation is a reflection of the Board’s ineffective management and articulated their deep concerns with respect to the management of public shareholders value in relation to public shareholders interests in the Issuer’s operating company, management of these separate assets, and wasted shareholder value.  The Reporting Persons urged the Board to take immediate action to address the significant concerns highlighted in the July Letter.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer concerning the business, management, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer and the issues set forth in the July Letter, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 12811R104

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 20,336,112 Shares outstanding, as of April 30, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2012.

As of the close of business on July 26, 2012, Alpine may be deemed to beneficially own 1,035,603 Shares, constituting approximately 5.1% of the Shares outstanding.  APM may be deemed to beneficially own 41,000 Shares, constituting approximately 0.2% of the Shares outstanding.  By virtue of his relationships with Alpine and APM discussed in further detail in Item 2, Mr. Tompras may be deemed to beneficially own the Shares owned by Alpine and APM.

(b)           Alpine, as the investment adviser to certain separately managed accounts and VO Partners, may be deemed to have the shared power to vote, direct the vote of, dispose, or direct the disposition of the Shares.  As the general partner of VO Partners, APM may be deemed to have the shared power to vote, direct the vote of, dispose, or direct the disposition of the 41,000 Shares held for the account of VO Partners. By virtue of his position as the Chief Executive Officer of Alpine and Managing Member of APM, Mr. Tompras may be deemed to be the beneficial owner of the Shares with the shared power to vote, direct the vote of, dispose, or direct the disposition of the Shares.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, except that dividends from, and proceeds from the sale of the Shares held for the accounts managed by the Reporting Persons may be delivered to such accounts.

(e)           Not applicable.

Item 6.	Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

On July 27, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 12811R104

Item 7.	Material to be Filed as Exhibits

99.1	Letter to the Board of Directors of the Issuer Dated July 27, 2012

99.2	Joint Filing Agreement, dated as of July 27, 2012 among Alpine Investment Management, LLC, Alpine Partners Management, LLC and Nicholas V. Tompras

CUSIP NO. 12811R104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2012.	Alpine Investment Management, LLC

	By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Chief Executive Officer

Alpine Partners Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member

/s/ Nicholas V. Tompras
Nicholas V. Tompras

CUSIP NO. 12811R104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

Alpine Investment Management, LLC

355	11.2085	05/25/2012
210	11.1899	05/25/2012
360	11.0909	05/29/2012
415	11.0909	05/29/2012
385	11.0099	05/30/2012
360	10.9240	05/30/2012
100	10.8895	05/31/2012
920	10.6489	06/01/2012
100	10.8224	06/01/2012
10	10.8220	06/01/2012
290	10.8224	06/01/2012
36,765	10.9450	06/01/2012
3,705	10.6666	06/04/2012
405	10.7772	06/04/2012
555	10.7772	06/04/2012
370	10.7400	06/04/2012
370	10.6092	06/04/2012
265	10.5051	06/05/2012
375	10.5051	06/05/2012
335	10.5051	06/05/2012
375	10.5051	06/05/2012
575	10.4846	06/05/2012
375	11.0194	06/06/2012
375	11.0194	06/06/2012
120	10.9600	06/06/2012
55	11.1600	06/07/2012
60	11.1600	06/07/2012
450	11.1244	06/08/2012
455	11.4538	06/11/2012
365	11.0103	06/12/2012
375	11.0103	06/12/2012
365	11.2199	06/13/2012
1,070	11.2900	06/15/2012
520	11.4632	06/18/2012
350	11.4632	06/18/2012

CUSIP NO. 12811R104

870	11.4632	06/18/2012
325	11.4632	06/18/2012
350	11.6743	06/19/2012
515	11.6400	06/20/2012
545	11.1899	06/22/2012
365	11.2300	06/22/2012
1,915	11.0257	06/25/2012
2,225	11.0078	06/25/2012
290	10.7000	06/26/2012
420	10.7000	06/26/2012
745	10.8985	06/27/2012
560	10.8985	06/27/2012
2,000	10.9137	06/27/2012
700	11.5785	07/02/2012
375	11.5480	07/02/2012
350	11.5800	07/02/2012
1,730	11.4065	07/02/2012
15,020	11.6406	07/02/2012
1,745	11.5288	07/02/2012
11,180	11.5287	07/02/2012
340	11.8796	07/05/2012
1,180	11.6913	07/06/2012
615	11.4529	07/09/2012
2,425	11.4529	07/09/2012
1,140	11.4529	07/09/2012
560	11.4226	07/09/2012
670	11.4245	07/09/2012
695	11.5671	07/10/2012
1,490	11.5807	07/10/2012
540	11.6012	07/11/2012
695	11.5500	07/11/2012
450	11.1478	07/12/2012
1,035	11.1765	07/12/2012
345	11.1470	07/12/2012
660	11.3154	07/13/2012
2,445	11.3173	07/16/2012
1,600	11.3054	07/16/2012
2,245	11.2867	07/16/2012
850	11.1399	07/17/2012
4,555	11.3426	07/18/2012
680	11.3132	07/18/2012
360	11.2900	07/18/2012
310	10.9199	07/19/2012

CUSIP NO. 12811R104

415	11.1984	07/19/2012
350	11.1984	07/19/2012
350	11.1984	07/19/2012
410	11.1984	07/19/2012
375	11.1984	07/19/2012
400	10.9300	07/20/2012
1,335	10.6260	07/23/2012
370	10.6260	07/23/2012
570	10.6569	07/23/2012
295	10.6569	07/23/2012
1,075	10.5033	07/24/2012
965	10.4588	07/25/2012
885	10.4588	07/25/2012
1,145	10.3553	07/25/2012
450	10.4801	07/25/2012
1,005	10.4801	07/25/2012
(100)	10.8998	06/01/2012
(365)	10.8999	06/01/2012
(1,959)	11.3974	06/08/2012
(615)	11.0513	06/21/2012
(360)	11.0513	06/21/2012
(465)	11.1098	06/21/2012
(495)	11.0998	06/21/2012
(225)	11.0999	06/21/2012
(300)	10.9168	06/25/2012
(90)	10.9168	06/25/2012
(300)	10.9149	06/25/2012
(60)	10.9148	06/25/2012
(245)	10.7791	06/26/2012
(100)	10.7791	06/26/2012
(2,395)	11.4337	06/29/2012
(1,300)	11.4337	06/29/2012
(350)	11.1477	07/16/2012
1,780	10.4601	07/26/2012
550	10.4966	07/26/2012
155	10.4735	07/26/2012

Alpine Partners Management, LLC

None.

Nicholas V. Tompras

None.